Alston&Bird llp

The Atlantic Building

950 F. Street, N.W.

Washington, DC 20004-2601

202-239-3300

Fax: 202-239-3333

www.alston.com

David J. Baum Direct Dial: 202-239-3346 E-mail: david.baum@alston.com

August 7, 2018

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2521

Re:	Northern Lights Fund Trust II: North Star Opportunity Fund N-14

Ladies and Gentlemen:

On behalf of the Northern Lights Fund Trust II (“NLFT II”) and its series, the North Star Opportunity Fund, transmitted for filing under the Securities Act of 1933, as amended (the “1933 Act”), is a copy of NLFT II’s Registration Statement on Form N−14, including exhibits.

This filing relates to the proposed acquisition of all of the assets and liabilities of the Regal Total Return Fund (the “Acquired Fund”), a series of Investment Managers Series Trust II (“IMST II”), by the North Star Opportunity Fund (the “Acquiring Fund”), a series of NLFT II.

The combined Proxy Statement/Prospectus contained in this filing will be used in the solicitation of proxies of the shareholders of the Acquired Fund to approve an Agreement and Plan of Reorganization by and among IMST II, on behalf of the Acquired Fund, NLFT II, on behalf of its series, the Acquiring Fund, North Star Investment Management Corp., the adviser to the Acquiring Fund, and Regal Investment Advisors, LLC, the adviser to the Acquired Fund, providing for: (i) the transfer of all of the assets of the Acquired Fund to the Acquiring Fund in exchange for (a) shares of Class A shares of the Acquiring Fund with an aggregate net asset value equal to the aggregate net asset value of the shares of the Acquired Fund, and (b) the Acquiring Fund’s assumption of all of the liabilities of the Acquired Fund, followed by (ii) the liquidating distribution by the Acquired Fund to its shareholders of the shares of the Acquiring

Fund received in the exchange in proportion to the shareholders’ respective holdings of shares of the Acquired Fund.

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

Sincerely,

/s/ David J. Baum

David J. Baum

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